Exhibit 99.129

DIGIHOST ANNOUNCES LAUNCH OF THE DIGIGREEN INITIATIVE

Toronto, ON – June 7, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce the launch of its new DigiGreen Initiative, an industry leading plan to reduce the Company’s already low carbon footprint. In addition to achieving technological and economic excellence, since inception, the Company has focused on being a good corporate citizen and operating its business in an environmentally and socially responsible way. As part of this mandate, the Company located its cryptocurrency mining farm in Upstate New York to take advantage of the low carbon emission energy profile of that area. The Company believes that more can be done to further reduce its carbon footprint, while maintaining its industry leading efficient cryptocurrency mining operations, and is therefore pleased to share with the marketplace information on the new DigiGreen Initiative.

DigiGreen Initiative

DigiGreen Initiative will focus on four immediate steps designed to create sustainable, environmentally and economically sound in-house practices, which will distinguish the Company as an industry leader in maintaining profitability, while lowering or eliminating its carbon footprint:

a. Corporate Leadership: Recognizing the need for top-down leadership, the Company has commenced a search for a Chief Renewable Energy Officer (“CREO”). The CREO will report directly to the CEO and the President of the Company and help to advise the Board of Directors on the progress of short-term goals and the development of a sustainable long-term renewable energy plan. The CREO will also be responsible for creating and supporting dynamic educational outreach programs with research institutions to test, prove-out, and onboard future fuel technology options;

b. Engage in “Bridge” and Renewable Energy Sources: Digihost previously reported in a press release that over 90% of the energy currently consumed by the Company in its Bitcoin mining operations is from sources that create zero carbon emissions and more than 50% of the energy consumed by the Company is generated from renewable sources. As the Company intends to purchase and bring online its own power generation facilities, it will focus on powering these facilities using “bridge” power sources, meaning low-carbon, or renewable sources of energy where available. For example, sourcing renewable natural gas (“RNG”), a natural gas developed from the collection and conditioning of organic waste, lowers carbon not just at the point of use but across the entire system, removing waste that would otherwise sit in fields (cattle and dairy farms) or in landfills. The end result is a fuel that is lower-carbon than natural gas, requires no infrastructure redevelopment in plants already designed for natural gas, and removes a large source of carbon (methane derived from waste) from the environment.

The CREO will be responsible for sourcing RNG for the Company’s North Tonawanda facility, as well as designing 100% renewable energy strategies for powering North Tonawanda as well as new power facilities to be acquired by the Company;

c. Develop In-House Standards of Measuring Climate Impact: Initial research has already commenced on developing proprietary standards for measuring the Company’s carbon impact. The CREO, in conjunction with the CEO and the President, will be empowered to use this standard as an environmental audit tool for the various operating units of Digihost, to generate accountability reports, and to advise Directors and Shareholders on efforts to minimize the Company’s the carbon footprint. We believe this standard will eventually become an industry standard and provide a template for industry colleagues, regulators, and others to better understand the climate impact of blockchain technology moving forward; and

d. Explore Alternative Ways to Reduce Overall Carbon Footprint: In the short-term, DigiGreen Initiative will focus internally, creating best practices standards and securing bridge and renewable energy sources to reduce the Company’s already low carbon footprint. Long-term goals will incorporate a broader view of improving the geographic areas that the Company operates in and the sector as a whole, and the CREO will explore new ways to achieve these goals by:

i.	Exploring green space initiatives to improve the communities that the Company operates in and create offsets as we lower our overall carbon footprint, helping to ensure and protect green space and resources;
ii.	Partnering with research institutions, to pioneer, develop, and implement new renewable fuel options, such as hydrogen power, to bring these technologies to market sooner; and
iii.	Collaborating with industry colleagues to maximize the positive impact companies can have as a whole, while also helping to establish guidelines, standards, and best practices for new market entrants.

Michel Amar, the Company’s CEO stated, “We are pleased to share our plan to introduce the new DigiGreen Initiative, which is intended to provide additional transparency and useful information on our Company’s efforts to minimize its impact on the global environment. The addition of the newly created role of Chief Renewable Energy Officer to our management team is a positive step forward for Digihost as we continue our growth trajectory and create shareholder value in an environmentally and socially responsible way.”

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company's mining facilities are located in Upstate New York, and are equipped with 78.7 MW of low-cost power with the option to expand to 102MW. The Company is currently hashing at a rate of 200PH with potential to expand to a rate of 3EH upon the completion of the previously announced acquisition of a 60MW power plant.

For further information, please contact:

Digihost Technology Inc.

Michel Amar, Chief Executive Officer

www.digihost.ca

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this news release. Forward-looking information in this news release includes information about listing on Nasdaq, hashrate expansion, diversification of operations to include Ethereum technology, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those described in such forward-looking information include, but are not limited to: risks relating to completion of the Nasdaq listing process, continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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